EXHIBIT 4.29

NSR ROYALTY AGREEMENT

THIS NSR ROYALTY AGREEMENT is hereby entered into as of December 10, 2009 between the following parties (each, a “Party” and, collectively, the “Parties”):

On one side (as the “Recipient”):

BRAZMIN LTDA., a limited liability company, with registered office at Avenida Jornalista Ricardo Marinho, 360, sala 11, Barra da Tijuca, Rio de Janeiro, RJ, ZIP CODE (CEP): 22631-350, registered with the National Registry of Legal Entities (CNPJ) under no. 04.566.109/0001-41, herein represented by its manager Luis Mauricio Ferraiuoli de Azevedo, Brazilian, single, registered with the Brazilian Bar Association/Rio de Janeiro Chapter (OAB/RJ) under no. 80.412, and with the Brazilian Registry for Individual Taxpayers/Ministry of Finance (CPF/MF) under no. 753.468.697-00;

and, on the other side (as the “Owner”):

BRAZAURO RECURSOS MINERAIS LTDA., a limited liability company, with registered office at Avenida Gov. José Malcher, 815 - Sala 413/414, Bairro Nazaré, Belém, PA, CEP 66.055.901, registered with the National Registry of Legal Entities (CNPJ) under no. 05.943.917/0001-43 represented by its General Director, Elton Luiz da Silva Pereira, Brazilian, geologist, single, registered with the Regional Counsel of Engineers chapter Rio Grande do Sul (CREA-RS) under no. 62.145, and with the Brazilian Registry for Individual Taxpayers/Ministry of Finance (CPF/MF) under no. 408.000.590-34.

ARTICLE 1
INTERPRETATION

1.1       Defined Terms.  Unless the context otherwise requires, the following words and terms set forth in this Article 1 shall have the meanings respectively assigned to them.  The meanings of certain words and expressions used herein which are defined in the Option Agreement are incorporated by reference and have the same meaning herein.

(a)
“Commercial Production” means the commercial exploitation of Product from the Properties, or any part, as a mine, but does not include milling for the purpose of testing or milling by a pilot plant.  Commercial Production shall be deemed to have commenced:

(i)	if a plant is located on the Properties, on the first day following the first period of 30 consecutive days during which Product has been produced from the Properties, or

(ii)
if no plant is located on the Properties, on the first day of the month following the first period of 30 consecutive days during which Product has been shipped from the Properties on a reasonably regular basis for the purpose of earning revenue.

(b)
“Facilities” means all mines, plants and facilities including, without limitation, all pits, shafts, haulageways, and other underground workings, and all buildings, plants, facilities and other structures, fixtures and improvements, and all other property, whether fixed or moveable, as the same may exist at any time in, or on the Properties and relating to the operation of the Properties as a mine or outside the Properties if for the exclusive benefit of the Properties only.

(c)	“Net Smelter Returns” or “NSR” means:

(i)
For gold: any and all amounts received by the Owner (as defined below) as sale or other proceeds for any and all gold recovered, extracted, produced and marketed from the Properties (and for the avoidance of doubt the Parties hereby acknowledge and confirm that the Recipient will be entitled to receive two percent (2.0%) of such Net Smelter Returns), after deducting therefrom all taxes (excluding income taxes), arm’s length transport expenses (from the mine to any Processor), arm’s length refinery costs and insurance related to the gold’s sale. With respect to any gold produced from the Properties, the actual amount of payment received by the Owner from a Processor shall be deemed to be an amount equal to the product of (x) the relevant number of ounces received by the Owner from producing operations and (y) the gold price per ounce as quoted by the London Bullion Brokers’ P.M. Gold fixing (or equivalent quotation), on the date the relevant Processor credits the Owner’s account with respect to any processed gold.

(ii)
For any Product other than gold: any and all amounts received by the Owner as sale or other proceeds for any and all Product recovered, extracted, produced and marketed from the Properties (and for the avoidance of doubt the Parties hereby acknowledge and confirm that the Recipient will be entitled to receive two percent (2.0%) of such Net Smelter Returns), after deducting therefrom:

(A)
for any Product treated by an arm’s-length Processor, all reasonable expenses directly relating to such processing, including all costs, charges and expenses for the treatment, tolling, smelting or milling of such Product and all reasonable costs associated therewith (e.g., shipping, handling, weighing, insurance, sampling, assaying, storage, government royalties, production taxes, severance taxes, import or export taxes, sales taxes, or other taxes levied (other than income taxes) on such Product or on the value of such Product), but excluding any capital costs incurred in the mining of such Product; or

(B)	for any Product treated by a Processor owned, operated or controlled by the Owner, all reasonable costs, charges, and expenses directly relating thereto, excluding any capital costs incurred in the mining of such Product but including the expenses in paragraph (A).

For the purposes of paragraph (B) above, such charges, costs and expenses shall not exceed the prevailing rates charged by a similar Processor in an arm’s-length transaction for the treatment of a like quantity and quality of Product.  For greater certainty, the net smelter returns realized, after deducting the expenses in the case paragraph (B) applies, shall be deemed to be equal to the fair market value of such Product F.O.B. the mine head or concentrator, as the case may be, which shall be determined using the prices and terms quoted by Processors dealing at arm’s-length with the Owner after making due allowances for the cost of delivering such Product from the mine head or concentrator, as the case may be, to such Processor.

With respect to any Product (other than gold) recovered, extracted or produced from the Properties, the sale or other proceeds received by the Owner shall be deemed to be an amount equal to the product of (x) the relevant weight of such Product delivered by the Owner to the Processor and (y) the relevant London Metal Exchange closing spot quotation (or other equivalent or generally accepted quotation) for such Product on the date prior to the date of delivery of such Product to the Processor.

(d)	“Option Agreement” means the mineral rights purchase option agreement and other pacts dated December 10, 2009 among the Recipient and the Owner, among others.

(e)	“Owner” means Brazauro Recursos Minerais Ltda. and any assignees thereof.

(f)	“Processor” means a smelter, refinery, mill or mint or any purchaser or user other than the Owner.

(g)	“Product” means any and all ores, concentrates or mineral products mined, extracted, recovered or produced from the Properties.

(h)	“Properties” means the areas covered by the Mineral Rights and any other areas that the Owner may acquire from time to time and which would form part of the Mineral Rights under the Option Agreement.

(i)	“Recipient” means Brazmin Ltda. and any assignees thereof.

1.2       General.

(a)
English Language Paramount.  This Agreement shall be executed in English and, in case it is necessary to file it with a court of law, it will be translated by a sworn translator into Portuguese.  The Parties acknowledge that the official version of this Agreement is that in the English language, and shall govern any non-English translation of this Agreement, including without limitation any arbitration procedures initiated hereunder.

(b)
Communications.  Any notice or other communication provided hereunder shall be in writing and delivered personally or sent by air mail, courier, fax or email to the Party due to receive such notice or communication at the following address, or at such other address as such Party may specify by notice in writing to the other Party from time to time:

(i)	The Recipient:

Brazmin Ltda.
Avenida Jornalista Ricardo Marinho, 360, sala 112
Barra da Tijuca, Rio de Janeiro, RJ
CEP: 22631-350
c/o Luis Mauricio Ferraiuoli de Azevedo
Fax:  +55-21-3418-4579
Email: lazevedo@ffalegal.com.br

With a copy to:

Tau Capital Corp.
110 Sheppard Avenue East, Suite 610
Toronto, Ontario, Canada
M2N 6Y8
Attention: Sean Werger
Fax: +1-416-361-0330
Email: swerger@taucapital.com

(ii)	The Owner:

Brazauro Recursos Minerais Ltda.
Avenida Gov. José Malcher, 815 – Salas 413/414
Bairro Nazaré - Belém – PA
CEP 66.055.901
c/o Elton Luiz da Silva Pereira
Fax: +55-91-3-212-7345
E-mail: elspereira@terra.com.br

With a copy to:

Brazauro Resources Corporation
Suite 217, 16360 Park Ten Place
Houston, Texas, 77084
Attention: Jim Komadina, President and Chief Operating Officer
Fax: +1-281-579-9799
Email: jkom77@aol.com

In the absence of evidence of earlier receipt, any notice or other communication shall be deemed to have been duly given:

(A)	if delivered personally, when left at the address referred to in this clause 1.2(b);

(B)	if sent by courier, when a delivery receipt is recorded by the courier company;

(C)	if sent by air mail, six (6) days after posting it; or

(D)
if sent by fax or email, on the date of transmission, provided that if such transmission has been made after business hours (at the Recipient’s address), it shall be considered to have been received on the next Business Day.

(c)
Entire agreement.  This Agreement represents and comprises all understandings and commitments assumed by the Parties, superseding and prevailing to any and all previous, verbal or written, understandings, negotiations and agreements, with respect to the matters regulated herein.

(d)
Payment.  All payments hereunder shall be made by the Owner to the Recipient by wire transfer of immediately available U.S. funds to a bank account (whose details are provided in writing by the Recipient to the Owner) whether in Brazil (by reference to the US Dollar – Real exchange rate, as disclosed by the Brazilian Central Bank, at the close of business on the day before any payment is due) or in a foreign jurisdiction.  The documents issued by the financial institution evidencing the wire transfer being made to the account designated by the Recipient shall be evidence of the payment being initiated, subject to eventual receipt by the Recipient.  Payment of any amounts required pursuant to this Agreement shall be valid and effective if they are made to the Recipient in accordance herewith by the Owner or any other person on behalf of the Owner.

(e)	Successors. This Agreement shall enure to the benefit of the Parties and their respective successors and permitted assignees.

(f)	Amendments. This Agreement may not be amended unless agreed to by the Parties in writing.

(g)	Performance of Obligations. Each Party agrees to use all reasonable commercial efforts to perform its obligations hereunder.

(h)	Governing Law. This Agreement shall be construed and governed according to the Laws of the Federative Republic of Brazil.

(i)	Arbitration. It is hereby agreed upon by the Parties that any dispute or claim arising from or concerning this Agreement shall be settled by arbitration,

according to the rules of the Business Arbitration Chamber - Brazil (CAMARB), by three arbiters appointed according to such rules.  The arbitration place shall be the City of Rio de Janeiro, State of Rio de Janeiro.  The award shall be final and binding to the Parties hereto, and it may be enforced in any court of competent jurisdiction.  The Parties hereby waive any other right to appeal, to the extent such right may be legally waived.

(j)
Other Legal Actions.  Notwithstanding the provisions above, each Party remains entitled to resort to legal measures: (a) to compel the arbitration; (b) to obtain preliminary injunctions for protection of rights prior to the inception or during the arbitration proceeding, and such measure shall not be construed as a waiver of the arbitration proceeding by the Parties; and (c) to enforce any arbitration decision, including the final court’s decision.

(k)
Jurisdiction.  For the purposes of disputes unwilling to be settled through arbitration it is hereby elected the jurisdiction of the City of Rio de Janeiro, with the express waiver of any other, the most privileged it is or may be.

(l)
Judgment Debt.  The Parties covenant and agree that they will treat this Agreement as a judgment debt and a determinate obligation in accordance with the provisions set forth in item II of article 585 and article 621 of the Code of Civil Procedure, with the wording provided by Law no. 8.953/94.

(m)
Independent Legal Advice.  Each Party acknowledges and agrees that it has had a reasonable opportunity to obtain or has obtained independent legal advice with respect to this Agreement, that it has read and fully understands the provisions of this Agreement, that the terms and conditions of this Agreement are reasonable, and that it is signing this Agreement freely, voluntarily and without duress.

ARTICLE 2
GRANT OF ROYALTY

2.1       Grant of Royalty.  Subject to the terms set forth herein, and in connection with Clause of the Option Agreement, the Owner hereby grants and agrees to pay to the Recipient a royalty equal to two percent (2.0%) of the Net Smelter Returns in the event that the Owner (or its assignee or successor) brings the Properties or any portion thereof into Commercial Production (the “NSR Royalty”).

2.2       Assignment of Royalty.  The Recipient may assign its rights and interest hereunder to any party if it provides written notice thereof to the Owner.  The Owner hereby covenants and agrees that the obligations of the Owner to grant and make all payments pursuant to the NSR Royalty provided for hereunder may only be assigned as part of, and must always be assigned as part of, any sale, transfer, assignment or other disposition by the Owner (directly or indirectly) of the Mineral Rights (collectively, a “Sale”), including by lease or other similar transaction, to any other party (including any affiliate) and that the Owner shall ensure that such other party becomes bound to perform the obligations set out hereunder as if such party were the original obligor under this Agreement as a condition precedent to the completion of such Sale.

2.3       Acquisition of NSR Royalty.  The Parties agree that the Owner may acquire from the Recipient, at any time, all of the Recipient’s right, title and interest in and to the NSR Royalty herenuder upon payment to the Recipient of the amount of two million US dollars (US$2,000,000.00), subject to payment by the Owner to the Recipient of any other amounts which have become due and payable hereunder and which have not been paid to the Recipient.  Each of the Recipient and the Owner shall execute all such other agreements, instruments and documens necessary to reflect the acquisition by the Owner of the NSR Royalty from the Recipient in accordance with this clause 2.3.

ARTICLE 3
RIGHTS AND OBLIGATIONS

3.1       Owner’s Rights and Obligations.  The Owner shall have the unfettered right to conduct mining operations on the Properties, at its sole and exclusive discretion, and the Owner shall have the right to commingle ores mined from any orebody located on the Properties, or concentrates derived therefrom with ores or concentrates produced from other lands, provided that the Owner shall:

(a)	adopt and employ best mining industry practices and procedures for weighing, determination of moisture content, sampling and assaying such ores or concentrates;

(b)
utilize best mining industry practices and/or procedures to collaborate recovery factors in order to determine the amount of economically recoverable minerals contained in such ores or concentrates; and

(c)
use the same practices and procedures, in respect of ores mined from any orebody located adjacent to the Properties with ores from the Properties which are commingled, or in respect of which a unitized mining operation is conducted by the Owner.

3.2       Recipient’s Access and Inspection Rights.  The Owner shall keep separate books and records consistent with good mining practice relating to its production on the Properties and, to the extent reasonably possible, the processing of such ores through a Processor, whether or not such Processor is owned by the Owner.  Upon providing five (5) days written notice to the Owner, the Recipient or its duly authorized representatives shall be granted access to such records relating to the determination of the NSR Royalty payable to the Recipient for the purpose of confirming any information contained in any statement delivered to the Recipient, provided always that such access shall not interfere with the Owner’s operations production plan.  The Recipient shall have the right to make copies of or to take extracts from such records for its own use.

ARTICLE 4
ROYALTY PAYMENTS

4.1       NSR Calculation and Payment.  The NSR shall be calculated by the Owner at the end of the calendar quarter in which any Product is sold or otherwise disposed of (or deemed to be disposed of), and payments of the NSR Royalty shall be made within thirty (30) days after the end of such calendar quarter.  Each NSR Royalty payment shall be accompanied by a statement containing comprehensive details concerning the basis on which the NSR for the immediately preceding quarter was calculated (the “Statement”).  The amount of any quarterly NSR Royalty payment may be estimated; provided that payment for the final quarter of the calendar year shall be reconciled to the annual production figures for Product exploited from the Properties, and the aggregate NSR Royalty payment for the calendar year shall be adjusted accordingly.  Subject to resolution of any objection to the Audited Statement (as defined below) in accordance with Section 4.2, such adjustment shall be made (i) by the Owner making such further payment of any shortfall calculated as being owing to the Recipient within thirty (30) days following the date the Audited Statement is delivered to the Owner and the Recipient, or (ii) by the Owner setting-off the amount of any excess NSR Royalty actually paid to the Recipient against any subsequent scheduled quarterly NSR Royalty payment(s) following the date the Audited Statement is delivered to the Owner and the Recipient.

4.2       NSR Statement.  The Statement of the NSR Royalty for the calendar year shall be audited (the “Audited Statement”) at the expense of the Owner within ninety (90) days of the calendar year end by a firm of nationally recognized chartered accountants, which may be a firm used otherwise by the Owner.  The Recipient shall have ninety (90) days after the receipt of the Audited Statement to object thereto, and failing such objection the Audited Statement shall be final and binding.  In the event any objection so raised by the Recipient cannot be amicably resolved within sixty (60) days, the Recipient shall have the right to conduct, at its expense, an independent audit by another firm of chartered accountants, and if any objection remains after such audit has been conducted, the matter in dispute shall be submitted to arbitration as provided in the Option Agreement.  Any shortfall in payment of the NSR Royalty required to be made to the Recipient shall be made immediately by the Owner and any excess in payment of the NSR Royalty actually made to the Recipient shall be set off by the Owner against the amount of any subsequent quarterly payment(s) of the NSR Royalty to the Recipient.

4.3       Tax.  All payments made to the Recipient by the Owner pursuant to this Agreement are subject to all applicable taxes, which taxes, if required to be withheld or paid by the Owner on behalf of the Recipient, shall be deemed to be included in and considered part of any payment of the NSR Royalty payable hereunder to the Recipient.

ARTICLE 5
HEDGING TRANSACTIONS AND STOCK PILING

5.1       Hedging Transactions.  All profits and losses resulting from the Owner engaging in any commodity futures trading, option trading, metals trading or any combination thereof, and any other hedging transactions (collectively, “hedging transactions”) shall be specifically excluded from calculations of the Recipient’s NSR Royalty payments pursuant to this Agreement.  All hedging transactions by the Owner and all profits or losses associated therewith, if any, shall be strictly for the Owner’s account.  The Owner may enter into hedging transactions in respect of the Product as long as at least two percent (2.0%) of all Product processed by it or delivered to any Processor is not subject to hedging transactions (which shall include without limitation as security for any hedging transaction) and shall be available to satisfy any NSR Royalty payment.  With respect to Product which is the subject of any hedging transactions arranged by the Owner, the NSR Royalty shall be determined without reference to such hedging transactions and shall be determined as set out in clause 1.1(c).  If for any reason the London Metal Exchange closing spot quotation is no longer in operation or the spot price of a particular Product is not quoted on the London Metal Exchange closing spot quotation, the spot price of such Product shall be determined by reference to the price of such Product on another similar commercial exchange entity having the largest volume of trading in such Product on such day.

5.2       Stockpiling.  The Owner or any Processor shall be entitled to stockpile, store or place Products or ores in any location owned by the Owner or the Processor; provided it is properly secured in accordance with good industry practice.

ARTICLE 6
CONDUCT OF OPERATIONS

6.1       Decisions.  All decisions concerning methods, the extent, times, procedures and techniques of any exploration, development, mining, leaching, milling, minting, processing, extraction, treatment, if any, and the materials to be introduced into the portion of the Properties from which the Product is mined, recovered, extracted or produced, and all decisions concerning the sale or other disposition of any Product and/or ore (including, without limitation, decisions as to buyers, times of sale, or whether to store or stockpile Products for a reasonable length of time without selling the same) shall be made by the Owner, acting reasonably and in accordance with good mining and engineering practices in the circumstances; the Owner shall notify the Recipient as soon as possible of any material change proposed in respect of the foregoing.  The Owner shall not be responsible for nor obliged to make any NSR Royalty payments for any Product values lost during extraction, recovery, mining or processing of the ores and/or Product.  The Owner shall not be required to mine or to preserve or protect the Products which under customary mining practices cannot be mined, processed or shipped at a reasonable profit by the Owner at the time mined.

[Execution page follows]

10

IN WITNESS WHEREOF the Parties execute this instrument as a free expression of their will, in two (02) counterparts with equal content and form before the undersigned witnesses.

Rio de Janeiro, December 10, 2009.

Recipient:	BRAZMIN LTDA.	OWNER	BRAZAURO RECURSOS MINERAIS LTDA.

Name:		Name:

ID:		ID:

Individual Taxpayer Registry (CPF):		Individual Taxpayer Registry (CPF):

Witnesses: